Exhibit 99.1

IQM Quantum Computers Plc

Changes in company’s own shares

CHANGES IN IQM QUANTUM COMPUTERS PLC’S HOLDING OF ITS OWN SHARES

IQM Quantum Computers Plc, Stock Exchange Release, July 9, 2026 at 17:20 (EEST)

Following the resolution taken at IQM Quantum Computers Plc’s (“IQM”) Annual General Meeting on June 12, 2026, IQM has transferred 43,255 shares to certain members of the Board of Directors on July 9, 2026 as part of the remuneration of certain members of the Board of Directors. According to the decision taken at the Annual General Meeting, 100% of the annual remuneration is paid in the company’s shares.

Following the transfer, IQM holds a total of 73,726,998 own shares.

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.